April 26, 2010

Mark Cowan
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

     RE:  RiverSource Variable Series Trust
             Disciplined Asset Allocation Portfolios - Aggressive
             Disciplined Asset Allocation Portfolios - Moderately Aggressive Disciplined Asset Allocation Portfolios - Moderate
             Disciplined Asset Allocation Portfolios - Moderately Conservative Disciplined Asset Allocation Portfolios - Conservative
             RiverSource Variable Portfolio - Balanced Fund
             RiverSource Variable Portfolio - Cash Management Fund
             RiverSource Variable Portfolio - Core Equity Fund
             RiverSource Variable Portfolio - Diversified Bond Fund
             RiverSource Variable Portfolio - Diversified Equity Income Fund RiverSource Variable Portfolio - Dynamic Equity Fund
             RiverSource Variable Portfolio - Global Bond Fund
             RiverSource Variable Portfolio - Global Inflation Protected
                Securities Fund
             RiverSource Variable Portfolio - High Yield Bond Fund
             RiverSource Variable Portfolio - Income Opportunities Fund RiverSource Variable Portfolio - Mid Cap Growth Fund
             RiverSource Variable Portfolio - Mid Cap Value Fund
             RiverSource Variable Portfolio - S&P 500 Index Fund
             RiverSource Variable Portfolio - Short Duration U.S. Government
                Fund
             Seligman Variable Portfolio - Growth Fund
             Seligman Variable Portfolio - Larger-Cap Value Fund
             Seligman Variable Portfolio - Smaller-Cap Value Fund
             Threadneedle Variable Portfolio - Emerging Markets Fund Threadneedle Variable Portfolio - International Opportunity Fund Variable Portfolio - Davis New York Venture Fund
                (formerly RiverSource Partners Variable Portfolio - Fundamental
                   Value Fund)
             Variable Portfolio - Goldman Sachs Mid Cap Value Fund
                (formerly RiverSource Partners Variable Portfolio - Select
                   Value Fund)
             Variable Portfolio - Partners Small Cap Value Fund
                (formerly RiverSource Partners Variable Portfolio - Small Cap
                   Value Fund)
             (collectively, the Funds)

          Post-Effective Amendment No. 7
          File No. 333-146374 / 811-22127

Dear Mr. Cowan:

This letter responds to your comments received on April 8, 2010 with respect to the Funds' registration statement on Form N-1A filed pursuant to Rule 485(a) of the Securities Act of 1933 on March 1, 2010 (the "filing").

COMMENT 1. Fees and Expenses of the Fund

     a. RiverSource Variable Portfolio - Mid Cap Growth Fund, Seligman Variable Portfolio - Smaller-Cap Value Fund, Variable Portfolio - Davis New York Venture Fund, Threadneedle Variable Portfolio - Emerging Markets Fund, RiverSource Variable Portfolio - Global Bond Fund and RiverSource Variable Portfolio - Global Inflation Protected Securities Fund. With respect to footnote (b) to the Fees and Expense table, we note the Fund's expenses (before giving effect to any performance incentive adjustment) are lower than the cap such that the fee waiver was not triggered. A fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund's operating expense for no less than one year from the effective date of the fund's registration statement. Such disclosure can be moved to Item 10(a) instead.

RESPONSE: The disclosure will be revised per your request.

     b. Threadneedle Variable Portfolio - Emerging Markets Fund, Variable Portfolio - Davis New York Venture Fund, Seligman Variable Portfolio
           - Smaller-Cap Value Fund, RiverSource Variable Portfolio - Mid Cap Growth Fund, Variable Portfolio - Goldman Sachs Mid Cap Value Fund, Seligman Variable Portfolio - Larger-Cap Value Fund and Variable Portfolio - Partners Small Cap Value Fund. The footnote describing the fee waiver agreement contains disclosure referencing a performance incentive adjustment that either increased or decreased the management fee for the most recent fiscal quarter. Please state whether the performance incentive adjustment has been reflected in the table (i.e., the management fee expense figure).

RESPONSE:  The performance incentive adjustment for Threadneedle Variable
           Portfolio - Emerging Markets Fund, Variable Portfolio - Davis New York Venture Fund, Seligman Variable Portfolio - Smaller-Cap Value Fund, RiverSource Variable Portfolio - Mid Cap Growth Fund, Variable Portfolio - Goldman Sachs Mid Cap Value Fund, Seligman Variable Portfolio - Larger-Cap Value Fund and Variable Portfolio - Partners Small Cap Value Fund and for other equity funds, as applicable, is reflected in the management fee rate within the Fees and Expense table, and information about adjustments to a Fund's management fee in connection with a performance incentive arrangement will appear in the Fund Management and Compensation section.

     c. Disciplined Asset Allocation Portfolios. Please delete the last two sentences from the narrative discussing acquired fund fees and expenses as the disclosure is not required or permitted by the form.

RESPONSE:  The following two sentences will be deleted from the narrative discussing acquired fund expenses:

     d. Disciplined Asset Allocation Portfolios - Conservative. Please revise the caption "Total annual fund and acquired fund fees and expenses after fee waiver/expense reimbursement" to "Total annual fund expenses after fee waiver/expense reimbursement." Also, please remove the footnote describing the adviser's agreement to waive and absorb certain expenses of the acquired funds because the disclosure is not permitted by the form. Only the waiver for the fund can be reflected (not for the underlying funds). This comment applies to all of the Disciplined Asset Allocation Portfolios as applicable.

RESPONSE:  The Annual Fund Operating Expenses table and its footnotes will be revised per your request.

     e. Disciplined Asset Allocation Portfolios - Moderate. With respect to footnote (b) of the Fund's fees and expense table, we note the Fund's expenses are lower than the cap such that the fee waiver was not triggered. A fund is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund's operating expense for no less than one year from the effective date of the fund's registration statement. Such disclosure can be moved to Item 10(a) instead.

RESPONSE:  For Disciplined Asset Allocation Portfolios - Moderate the footnote
           (b) will be deleted. Disclosure regarding contractual fee waivers/expense reimbursement commitments will appear under the section "More about Annual Fund Operating Expenses."

COMMENT 2. Example. In the narrative, please clarify that the example assumes giving effect to the fee waiver in only the first year, if applicable.

RESPONSE:  The narrative will be revised to clarify that the fee table example is adjusted only in the periods for which there is a contractual commitment to waive fees and/or reimburse expenses as presented in the Fees and Expense table.

COMMENT 3. Portfolio Turnover

     a. The disclosure states that a higher turnover rate may result in higher taxes. Consider removing this disclosure as it may not be applicable to an underlying fund of a variable contract.

RESPONSE:  The disclosure stating that a higher turnover rate may result in higher taxes will be removed.

     b. The disclosure implies that the funds may be held in a taxable account. In the sections related to purchasing shares, it appears that the funds are only available through variable annuity contracts, variable life insurance policies and qualified plans. Please explain to the staff the circumstances in which the funds may be held in a taxable account.

RESPONSE:  Currently, the funds are intended for distribution only through tax qualified products. Therefore, the disclosure will be revised to omit the reference to fund shares held in a taxable account.

     c. The portfolios with turnover rates greater than 100% should list active and frequent trading among the strategies along with any corresponding risks.

RESPONSE:  The portfolio turnover rates greater than 100% presented for
           RiverSource Variable Portfolio - Balanced Fund (208%), RiverSource Variable Portfolio - Short Duration U.S. Government Fund (428%) and RiverSource Variable Portfolio - Diversified Bond (308%) include mortgage dollar rolls. If mortgage dollar roll transactions were excluded, the portfolio turnover would have been lower, and as such the portfolio turnover rates in these instances do not necessarily indicate active and frequent trading generally throughout the Funds' portfolios.

           The portfolio turnover rate greater than 100% presented for RiverSource Variable Portfolio - Global Inflation Protected Securities Fund (135%) is primarily a result of repositioning holdings after management changes in the first quarter of 2009 and following a more active management style.

           The portfolio turnover rates greater than 100% presented for RiverSource Variable Portfolio - High Yield Bond (102%) and RiverSource Variable Portfolio - Mid Cap Growth Fund (126%), are not typical for these funds and were triggered by unusual market conditions in 2009.

           The requested disclosure will be added to Seligman Variable Portfolio
           - Growth Fund and Threadneedle Variable Portfolio - Emerging Markets Fund.

COMMENT 4. Principal Strategies/Risks

     a. RiverSource Variable Portfolio - Diversified Bond Fund, RiverSource Variable Portfolio - Diversified Equity Income Fund, RiverSource Variable Portfolio - Dynamic Equity Fund, RiverSource Variable Portfolio - Global Bond Fund, RiverSource Variable Portfolio - Global Inflation Protected Securities Fund, RiverSource Variable Portfolio - High Yield Bond Fund, RiverSource Variable Portfolio - Mid Cap Growth Fund, RiverSource Variable Portfolio - Mid Cap Value Fund, RiverSource Variable Portfolio - S&P 500 Index Fund, RiverSource Variable Portfolio - Short Duration US Government Fund, Seligman Variable Portfolio - Larger-Cap Value Fund, Seligman Variable Portfolio - Smaller-Cap Value Fund, Threadneedle Variable Portfolio - Emerging Markets Fund, Variable Portfolio - Goldman Sachs Mid Cap Value Fund and Variable Portfolio - Partners Small Cap Value Fund. The fact that the fund will provide shareholders 60 days notice of a change in its 80% policy is not a strategy. It may be disclosed in
           Item 9.

RESPONSE:  For RiverSource Variable Portfolio - Diversified Bond Fund,
           RiverSource Variable Portfolio - Diversified Equity Income Fund, RiverSource Variable Portfolio - Dynamic Equity Fund, RiverSource Variable Portfolio - Global Bond Fund, RiverSource Variable Portfolio
           - Global Inflation Protected Securities Fund, RiverSource Variable Portfolio - High Yield Bond Fund, RiverSource Variable Portfolio - Mid Cap Growth Fund, RiverSource Variable Portfolio - Mid Cap Value Fund, RiverSource Variable Portfolio - S&P 500 Index Fund, RiverSource Variable Portfolio - Short Duration US Government Fund, Seligman Variable Portfolio - Larger-Cap Value Fund, Seligman Variable Portfolio - Smaller-Cap Value Fund, Threadneedle Variable Portfolio - Emerging Markets Fund, Variable Portfolio - Goldman Sachs Mid Cap Value Fund and Variable Portfolio - Partners Small Cap Value Fund, the statement "The Fund will provide shareholders with at least 60 days' written notice of any change in the 80% policy" will be removed from the Fund's Summary section and will appear within section of the Prospectus entitled "More Information about the Funds".

     b. RiverSource VP - Diversified Equity Income Fund, RiverSource VP - Dynamic Equity Fund, RiverSource VP - Growth Fund, Threadneedle VP - Emerging Markets Fund and Threadneedle VP - International Opportunity Fund. Small and Mid-Sized Company Risk is listed as a principal risk. Please disclose the corresponding strategies that subject the funds to such risks.

RESPONSE:  Small and/or medium company investments will be added, as applicable, to the Fund's principal investment strategies.

     c. RiverSource VP - Mid Cap Value Fund. Based on the information given in response to Item 9(b), please summarize the fund's strategy of investing in undervalued companies and any associated risks.

RESPONSE:  The following will be added to the Principal Investment Strategies of the Fund section in the Summary section of the prospectus:

           The investment manager chooses equity investments by seeking to:

           - Select companies that are undervalued based on a variety of measures, including but not limited to price-to-earnings ratios, price-to-book ratios, price-to-free cash flow, current and projected dividends, sum-of-the parts or breakup value and historic relative price valuations.

           -    Identify companies with growth potential based on:

                - effective management, as demonstrated by overall performance;

                -    financial strength; and

                - underappreciated potential for improvement in industry and thematic trends.

           Also, the following Risk will be added to the Principal Risks of Investing in the Fund section in the Summary section of the prospectus:

           VALUE SECURITIES RISK. Value securities involve the risk that they may never reach what the investment manager believes is their full market value either because the market fails to recognize the stock's intrinsic worth or the investment manager misgauged that worth. They also may decline in price, even though in theory they are already undervalued. Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, the Fund's performance may sometimes be lower or higher than that of other types of funds (such as those emphasizing growth stocks).

     d. RiverSource VP - Partners Small Cap Value Fund. Based on the information given in response to Item 9(b), please summarize the fund's strategy of investing in value companies and holding a small number of securities and any associated risks.

           RESPONSE: The following will be added to the Principal Investment Strategies of the Fund section in the Summary section of the prospectus:

           In selecting investments for the Fund, each of the Subadvisers looks for small companies that it believes are undervalued. Although this strategy seeks to identify companies with market capitalizations in the range of the Russell 2000 Value Index, the Fund may hold or buy stock in a company that is not included in the Index.

           Also, the following Risks will be added to the Principal Risks of Investing in the Fund section in the Summary section of the prospectus:

               VALUE SECURITIES RISK. Value securities involve the risk that they may never reach what the investment manager believes is their full market value either because the market fails to recognize the stock's intrinsic worth or the investment manager misgauged that worth. They also may decline in price, even though in theory they are already undervalued. Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, the Fund's performance may sometimes be lower or higher than that of other types of funds (such as those emphasizing growth stocks).

               FOCUSED PORTFOLIO RISK. A Fund that invests in a limited number of companies may have more volatility and is considered to have more risk than a fund that invests in a greater number of companies because changes in the value of a single security may have a more significant effect, either negative or positive, on the Fund's net asset value. To the extent the Fund invests its assets in fewer securities, the Fund is subject to greater risk of loss if any of those securities declines in price.

     e. Variable Portfolio - Davis New York Venture Fund. Please state your position as to why the fund would not be required to comply with the names rule. Rule 35d-1(a)(3)(i). We note that footnote 22 to the adopting release (IC-24828) states the term "geographic region" includes one or more states of the United States or a geographic region within the United States.

RESPONSE:  The same adopting release (IC-24828) also addresses a comment related to funds with a long-standing trade name that includes a geographic location where the company is headquartered, but which is not intended to refer to the geographic region in which the fund invests:
           "We do not intend that rule 35d-1 would require an investment company to change its name in these circumstances, where the connotation of the name is clear through long-standing usage and there is no risk of investor confusion."

           Since Variable Portfolio - Davis New York Venture Fund mirrors the name and investment strategies of the well-known Davis New York Venture Fund, a fund with a long-standing trade name(circa 1969) that includes a geographic location, but which is not intended to refer to the geographic region in which the fund invests, and is being managed by portfolio managers of the Fund's subadviser, Davis Selected Advisors, L.P. (Davis), we believe, we are not required to comply with the names rule for Variable Portfolio - Davis New York Venture Fund, as is the case with Davis New York Venture Fund, a retail mutual fund managed by Davis.

     f. Variable Portfolio - Goldman Sachs Mid Cap Value Fund. IPO Risk is listed as a principal risk. Please disclose the corresponding strategies that subject the funds to such risks. Based on the information given in response to Item 9(b), please summarize the fund's strategy of investing in "quality businesses selling at compelling (conservative) valuations" and any associated risks.

RESPONSE:  Disclosure relating to the Fund's investments in IPOs will be added to the Fund's principal investment strategies. In addition, the following will be added to the Principal Investment Strategies of the Fund section in the Summary section of the prospectus:

           GSAM

           In constructing the Fund's portfolio, GSAM seeks to identify quality businesses selling at compelling (conservative) valuations through intensive, firsthand fundamental research. GSAM believes that businesses represent compelling value when:

           -    Market uncertainty exists.

           -    Their economic value is not recognized by the market.

                GSAM believes that quality businesses have:

           -    Sustainable operating or competitive advantage.

           -    Excellent stewardship of capital.

           -    Capability to earn above their cost of capital.

           -    Strong or improving balance sheets and cash flows.

           Among other investment strategies the Fund may invest in initial public offerings.

     g. Variable Portfolio - Partners Small Cap Value Fund. Please disclose any associated risks of investing in what are believed to be undervalued securities.

           The following Risk will be added to the Principal Risks of Investing in the Fund section in the Summary section of the prospectus:

               VALUE SECURITIES RISK. Value securities involve the risk that they may never reach what the investment manager believes is their full market value either because the market fails to recognize the stock's intrinsic worth or the investment manager misgauged that worth. They also may decline in price, even though in theory they are already undervalued. Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, the Fund's performance may sometimes be lower or higher than that of other types of funds (such as those emphasizing growth stocks).

RESPONSE:  Similar to the response to Comment 4(d) applicable risk disclosure will be added.

     h. Disciplined Asset Allocation Portfolios. With respect to the alternative investment strategies, please disclose the types of securities in which the funds may invest. With respect to the risks, please disclose specific risks associated with investments in equity, fixed income, cash and alternative investments as appropriate.

RESPONSE:  As stated in the Investment Category Ranges by Fund table in the
           Underlying Fund column for Alternative Investment Strategies, RiverSource Absolute Return Currency and Income Fund represents the alternative investment strategies category in which the funds may invest.

           The disclosure in the "Risks of Underlying Funds" section will be revised to reflect the risks associated with the different asset classes each fund-of-fund intends to invest in.

COMMENT 5. Past Performance

     a. Please disclose in the narrative that performance does not reflect separate account expenses, which would lower returns.

RESPONSE:  The following statement will be added in the narrative part of the
           Past Performance section:

           "Both the bar chart and the table do not reflect the expenses that apply to subaccounts and contracts. Inclusion of these charges would reduce total return for all periods shown."

     b. Please provide a bar chart as specified by Item 4(b)(2)(ii), which requires "Annual Total Returns" rather than "Average Annual Total Returns" and confirm that the VP Funds and Asset Allocation Portfolios will include a bar graph. Also, please remove the "Class 3 year-to-date return" following the bar chart because only the highest and lowest return for a quarter should be disclosed for 12/31 FYE.

RESPONSE:  The heading above the bar chart will be revised to read "Annual Total
           Returns" since the bar charts reflects funds' total annual returns and not average annual total returns.

           The bar graph will be included in the printed prospectus.

           The statement "Class 3 year-to-date return" will be removed.

     c. Threadneedle Variable Portfolio - Emerging Markets Fund, Threadneedle Variable Portfolio - International Opportunity Fund and Disciplined Asset Allocation Portfolios. Please confirm that the MSCI index used is not the version calculated with net dividends (i.e., the dividend is reinvested after deduction of withholding tax). Only a gross index can be used as a primary index.

RESPONSE:  The MSCI index used for Threadneedle Variable Portfolio - Emerging
           Markets Fund, Threadneedle Variable Portfolio - International Opportunity Fund and Disciplined Asset Allocation Portfolios is not the version calculated with net dividends.

     d.    RiverSource Variable Portfolio - Cash Management Fund. Please delete the reference to "recognized measures of market performance......"

RESPONSE:  For RiverSource Variable Portfolio - Cash Management Fund the
           reference to "recognized measures of market performance..." will be deleted.

     e. We note that a number of funds use a Lipper Index as an additional index and state that the returns reflect no deduction for fees. Because Lipper is a fund index, how can this be? Fund returns reflect fees.

RESPONSE:  The disclosure will be revised to omit that the Lipper index reflects no deduction for fees. The parenthetical for the Lipper indexes will now read as follows "(reflects no deduction for taxes)".

     f. Disciplined Asset Allocation Portfolios. The narrative should disclose information about additional indices.

RESPONSE:  The following statement will be added to the narrative part of the
           Past Performance section:

           In addition to comparing its performance to the [name of the broad-based securities market index] [fund name] compares its performance to a Blended Index, consisting of XX% of Barclays Capital U.S. Aggregate Bond Index, XX% Russell 3000 Index, XX% Morgan Stanley Capital International, Europe, Australasia and Far East Index and XX% Citigroup 3-month U.S. Treasury Bill Index.

COMMENT 6. Tax Information. Please provide a cross reference to the contract prospectus for a complete discussion of tax liability.

RESPONSE:  The disclosure will be so revised to include the following:

           "Federal income taxation of subaccounts, life insurance companies and annuity contracts or life insurance policies is discussed in your annuity contract or life insurance policy prospectus."

COMMENT 7. Financial Intermediary Compensation. Item 8 relates to payments to broker/dealers and other intermediaries that sell the contract. In addition to what you have disclosed, please address this item requirement.

RESPONSE:  The Financial Intermediary Compensation section has been revised to read as follows:

           "If you make allocations to the Fund, the Fund, its distributor or other related companies may pay participating insurance companies or other financial intermediaries for the allocation (sale) of Fund shares and related services in connection with such allocations to the Fund. These payments may create a conflict of interest by influencing the participating insurance company, other financial intermediary or your salesperson to recommend an allocation to the Fund over another fund or other investment option. Ask your financial adviser or salesperson or visit your financial intermediary's web site for more information."

COMMENT 8. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:  The Registrant agrees to make such representations.

Staff had no additional comments.

     In connection with the filing listed above, the Registrant hereby acknowledges the following:

           The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Anna Butskaya at (612) 671-4993.

Sincerely,


/s/ Joseph L. D'Alessandro
-------------------------------------
Joseph L. D'Alessandro
Vice President and Group Counsel
Ameriprise Financial, Inc.